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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

      TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                          CREDIT ACCEPTANCE CORPORATION
                       (Name of Subject Company (Issuer))

                          CREDIT ACCEPTANCE CORPORATION
                        (Name of Filing Person (Offeror))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                           (Title of Class Securities)

                                   225310-10-1
                      (CUSIP Number of Class of Securities)

                                CHARLES A. PEARCE
            VICE PRESIDENT -- GENERAL COUNSEL AND CORPORATE SECRETARY
                          CREDIT ACCEPTANCE CORPORATION
                     25505 WEST TWELVE MILE ROAD, SUITE 3000
                            SOUTHFIELD, MI 48034-8339
                                 (248) 353-2700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 WITH A COPY TO:

                                 KENT E. SHAFER
                   MILLER, CANFIELD, PADDOCK AND STONE, P.L.C.
                         150 WEST JEFFERSON, SUITE 2500
                             DETROIT, MICHIGAN 48226
                                 (313) 963-6420

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                            CALCULATION OF FILING FEE

  TRANSACTION VALUATION*                               AMOUNT OF FILING FEE**
  ----------------------                               ----------------------
       $60,000,000                                          $7,602.00

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 3,000,000 shares of the outstanding common stock at a price of $20.00 per share in cash.

**The amount of the filing fee equals $126.70 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,602.00                Filing Party: Credit Acceptance
                                                               Corporation


Form or Registration No. Schedule TO             Dated Filed:  August 11, 2004


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 11, 2004 (the "Schedule TO") by Credit Acceptance Corporation, a Michigan corporation (the "Company" or "CAC"), in connection with the offer by the Company to purchase up to 3,000,000 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price between $14.00 and $20.00 per Share, net to the seller in cash without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated August 11, 2004 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION

         The Section of the Offer to Purchase captioned "Section 3. Procedures for Tendering Shares" under the subsection "Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects" is hereby amended by inserting the following sentence immediately prior to the penultimate sentence:

         In the event a condition is waived with respect to any particular shareholder, the same condition will be waived with respect to all shareholders.

         The Section of the Offer to Purchase captioned "Section 4. Withdrawal Rights" is hereby amended by amending and restating the second paragraph to read as follows:

                  For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the depositary at its address set forth on the back cover page of this offer to purchase. Shareholders who wish to withdraw shares tendered at more than one price must submit a separate notice of withdrawal for each price at which shares were tendered and are being withdrawn. Any such notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the share certificates to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of the share certificates, the serial numbers shown on the share certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

         The Section of the Offer to Purchase captioned "Section 10. Certain Information Concerning CAC" under the subsection "Incorporation by Reference" is hereby amended by amending and restating the first paragraph to read as follows

         CAC's annual report on Form 10-K for the year ended December 31, 2003, its quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 16, 2004 are incorporated herein by reference and shall be deemed to be a part hereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this offer to purchase to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this offer to purchase, except as so modified or superseded.


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         The Section of the Letter of Transmittal captioned "Odd Lots" on page 3 is hereby amended by amending and restating in its entirety the first paragraph to read as follows:


         To be completed only if shares are being tendered by or on behalf of a person owning, beneficially or of record, an aggregate of fewer than 100 shares.

         Instruction 12 of the Letter of Transmittal captioned "Irregularities" is hereby amended by inserting the following sentence immediately prior to the penultimate sentence:

         In the event a condition is waived with respect to any particular shareholder, the same condition will be waived with respect to all shareholders.



                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.


                                        CREDIT ACCEPTANCE CORPORATION


Dated: August 24, 2004                  By: /s/ Brett A. Roberts
                                           ------------------------------
                                                Brett A. Roberts
                                                Chief Executive Officer






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